Exhibit 14.1

LIMITED

Code of Business Conduct

Code of Ethics

April 2013

Tronox Limited

CODE OF BUSINESS CONDUCT AND ETHICS

Contents

Chairman’s Message	2
Introduction	3
Tronox Hotline	3
Responsibility for the Code of Business Conduct and Ethics	4
Compliance with the Law	5
Insider Trading	5
Accounting and Auditing Matters	5
Foreign Corrupt Practices Act	5
Antitrust Laws	6
Export Control Laws	6
Conflicts of Interest	7
Gifts and Entertainment	7
Outside Activities and Corporate Opportunities	8
Use of Company Assets	8
Loans and Guarantees	8
Company Information	8
Fair Treatment	9
Protection and Proper Use of Company Assets	9
Safety, Health and Environment	9
Drugs, Alcohol, Firearms and Other Prohibited Items	9
Diversity & Inclusion and Anti-Harrassment/Workplace Violence	9
Electronic Information and Images	9
Social Media and Blogging	10
Honesty in Reporting	10
Business Expense Reporting	10
Political Contributions and Activities	10
International Political Activity	11
Violations of the Code of Business Conduct and Ethics	11
Appendix	12-13
Subject Index	14
Acknowledgment	15

Dear Fellow Employee:

Our company’s reputation is a valuable asset. It must be protected by each of us through our ongoing commitment to legal compliance and high ethical standards in our daily business activities around the world.

While compliance with the law forms the cornerstone of the Tronox Code of Business Conduct and Ethics, the company further expects each of you to avoid any unethical business activity even if no laws are violated. Our conduct as employees, officers and directors must always be based on honesty, respect, integrity and responsibility. These principles are an integral part of our company’s fundamental beliefs.

I encourage you to read carefully the pages that follow. Compliance with the Code of Business Conduct and Ethics is a condition of employment, and violations could result in strong disciplinary action, including discharge. If you have questions or concerns, discuss them with your supervisor, manager or human resources representative, or call the Tronox Hotline when appropriate. Adherence to the code at all times will ensure that our company continues to operate as a good corporate citizen and as an honest and fair business competitor.

Tom Casey

Chairman and Chief Executive Officer

Introduction

Tronox Limited is committed to complying with all applicable laws and putting ethics into action every day.

This Code of Business Conduct and Ethics (Code) is designed to promote:

•	Honest and ethical conduct
•	Avoidance of conflicts of interest
•	Complete and timely public disclosure to regulators
•	Compliance with all applicable laws, rules and regulations

The Code applies to all employees, officers, directors, contractors and agents of Tronox Limited and, where permitted by applicable local law, regulations, and labor and employment agreements, to all Employees of majority owned and wholly owned subsidiaries and affiliates of Tronox Limited.

It is the obligation of all Employees to comply with the Code.

The Code is designed as a quick reference guide to expected behaviours and is not intended to be all-inclusive. All Employees must also be familiar with Tronox’s corporate policies (Policies) which contain an expanded discussion of many of the issues (including legal and ethical issues) referred to in the Code. Employees will be provided with a copy of the Policies upon commencement of their employment / engagement and a copy of the Policies can also be obtained from their contact within Human Resources and Communications department supervisors, the Legal Department or on Tronox’s intranet site.

Tronox Hotline

All Employees are expected to report suspected violations of the Code. Violations can be reported to a supervisor or manager, a human resources representative or the Legal Department. If you feel more comfortable making a statement confidentially and anonymously, you should consider using the Tronox Hotline.

The hotline is administered by a third party service provider and is monitored by the Legal Department. All hotline calls are made to an answering system. The system displays no identifying features of the caller, does not record the phone number from which the call was placed and distorts recorded voices.

All hotline reports are reviewed and, where appropriate, actions are taken to address concerns raised in the report.

In addition, the General Counsel will report to the Audit Committee of the board of directors any hotline complaints regarding accounting, internal accounting controls or auditing matters and will inform non-management directors of hotline reports that are intended for non-management directors.

The hotline numbers are listed below, and can be found on the company’s Internet site at www.tronox.com and intranet site. (Corporate Policy 10.03)

Toll-free Hotline Numbers:

Australia	001-1800-91234578
Austria	0-800-200-288, then 866-560-5299
China/Shanghai	00-800-91234578
France	0-800-919554
Germany	00-800-91234578
Italy	800-7888537
The Netherlands	00-800-91234578
Singapore	001-800-91234578
South Africa	0800-988-802
Switzerland	00-800-91234578
United Kingdom	00-800-91234578
United States and Canada	1-800-867-5118

The hotline can also be reached from any location in the world by dialing the applicable prefix plus 405-775-5050 (U.S. based number). The hotline will forward any ethical or legal concerns directly to the Legal Department. This is not a toll-free number.

Responsibility for the Code of Business Conduct and Ethics

All Employees are responsible for:

•	reading and understanding the Code and acknowledging it annually;
•	being aware of situations that could lead to illegal or unethical actions; and
•	avoiding, preventing and reporting such behavior.

Supervisors/managers are responsible for maintaining a work environment that is compliant with the Code and promotes open communication regarding legal and ethical concerns. In addition, supervisors/managers should know what resources are available to assist in the resolution of questions related to the Code.

Human Resources representatives are responsible for providing a copy of the Code to new Employees, and for coordinating training in relation to and annual re-acknowledgment of the code.

The Legal Department is responsible for investigating suspected and detected violations of the Code, for maintaining the Tronox Hotline, and for reporting Hotline activity to the Executive Team and to the Audit Committee of the board of directors and non-management directors, when appropriate.

Internal Audit is responsible for monitoring and auditing compliance with the Code by examining and evaluating company activities.

The Executive Team is responsible for providing guidance on compliance with the Code and the Chairman/CEO and General Counsel are responsible for approving updates of the Code as necessary.

Violations of the Code of Business Conduct and Ethics

Violations of the Code are serious offenses that may result in disciplinary action, up to and including discharge.

Compliance With the Law

Employees are expected to comply with the laws, rules and regulations governing Tronox’s operations around the world. Questions and concerns about legal compliance and any information about a suspected or actual violation of any applicable law, rule or regulation should be reported promptly to the General Counsel or, at the option of the reporting person, confidentially and anonymously to the Tronox Hotline.

Certain laws with broad applicability are summarized below.

Insider Trading

A person may have “inside information” about matters such as significant contracts, major litigation, potential sales or acquisitions, or financial results or forecasts. This information must remain strictly confidential until released to the public. Such information is never to be used for personal gain or advantage. In particular, use of confidential information in dealing with company securities (or other securities likely to be affected by such information) may violate state and federal securities laws, including rules adopted by the U.S. Securities and Exchange Commission. Civil and criminal penalties could result for anyone who uses or shares inside information. (Corporate Policy 90.07)

Accounting and Auditing Matters

Persons whose responsibilities include accounting, internal accounting controls and auditing matters should familiarize themselves with the laws, regulations, ethical standards and internal procedures applicable to the company’s accounting and auditing process. Such persons must fulfill their accounting and auditing responsibilities in conformance with such laws, regulations, standards and procedures. (Corporate Policy 20.06)

Foreign Corrupt Practices Act

Many countries have passed legislation criminalizing bribery of government officials. The sanctions for violating these laws can be severe, including significant individual and corporate fines, and even imprisonment. The Company policy prohibits bribes or payments to government officials regardless of the law.

The U.S. Foreign Corrupt Practices Act of 1977 (FCPA) consists of two provisions. The anti-bribery provision makes it a criminal offense to bribe non-U.S. governmental or political officials to obtain or retain business. Payments to non-U.S. officials for routine governmental actions may be made where permitted under the law. The FCPA also requires that publicly held companies like Tronox maintain and keep records and accounts that fairly and accurately present their activities and transactions. Other countries have similar laws.

The key offenses of the U.K. Anti-bribery law consist of:

•	active bribery

•	passive bribery

•	bribing a foreign public official

•	a commercial organization failing to prevent active bribery by its employees, agents or subsidiaries.

Apart from the “commercial organization” offenses noted above, all the offenses apply equally to the public, private & third (i.e. charity) sector.

The law applies to bribes in the UK. The law also applies to bribes abroad if the person is resident or incorporated in the UK. It applies to the conduct of overseas agents and employees if the corporation is registered in or trades in the UK. The maximum penalty is 10 years imprisonment, and/or an unlimited fine.

It is company policy to present financial statements in accordance with generally accepted accounting principles and International Financial Reporting Standards. No secret or unrecorded fund may be established or maintained, and no false entries may be made on company books or records. (Corporate Policies 10.02 and 60.07)

Antitrust Laws

The intent of the antitrust laws is to strengthen and promote competition. In the United States, certain conduct is always illegal. Illegal conduct may include agreements, expressed or implied, to: fix prices with competitors; fix prices with customers (resale price); unlawfully divide markets; regulate production; participate in boycotts; and unlawfully restrain trade.

Other activities that may be illegal, depending on the circumstances, include certain conduct within trade associations, tying arrangements (for example, linking the sale of one product to the sale of another product), exclusive dealing, certain customer restrictions, refusals to deal, reciprocity, price discrimination and below-cost pricing. Other countries in which the company does business have similar laws that must be observed.

Company policy requires that all Employees comply with the antitrust laws. Persons whose responsibilities include areas covered by antitrust laws should review carefully the company’s Antitrust Policy and Guide for Compliance, which is available from Human Resources or the Legal Department and on the company’s intranet site. (Corporate Policy 60.03)

Export Control Laws

Export control laws, regulations and policies impose restrictions on the export and re-export of certain products, software, services and technologies for reasons such as national security and foreign policy. Company policy requires that all Employees comply with the export control laws. (Corporate Policy 60.06)

Conflicts of Interest

It is not appropriate to gain personally, directly or indirectly, in ways that conflict with the company’s interests. A conflict of interest may arise when someone takes actions or has interests that may make it difficult to perform his or her duties objectively and effectively or when such person or a family member receives improper personal benefits as a result of his or her position at the company. Situations that may appear to conflict with the interests of the company also should be avoided. Employees must report potential conflicts of interest and any related party transactions (company transactions with family relatives) annually with their code of conduct re-acknowledgement form. Questions about such situations should be referred to a supervisor or the Legal Department. (Corporate Policy 10.02)

Some conflict-of-interest issues are discussed below.

Gifts and Entertainment

It is not appropriate to give, solicit or accept gifts, services, benefits or unusual hospitality from customers or suppliers that might improperly influence or appear to improperly influence conduct in representing the company. All Employees must comply with the Business Gifts and Entertainment Policy (Corporate Policy 10.08). The Policy applies to the giving and receiving of all Tronox-paid forms of business gifts and entertainment. The following guidelines are outlined in the Policy:

ACCEPTING Gifts, Entertainment and Travel from Non-Government Officials

•	Employees may infrequently accept “nominal” and “reasonable” gifts and entertainment with an individual value of less than US$150, and a cumulative value of less than US$600 from a single gift-giver in a calendar year;

•	Employees may not accept offers of free travel and/or accommodation from suppliers or other business associates.

GIVING Gifts, Entertainment and Travel to Non-Government Officials

•	Employees may infrequently offer “nominal” gifts and entertainment with an individual value less than US$150, if permitted under local laws and by the recipient’s employer and a cumulative value of less than US$600 from a single gift-giver in a calendar year;

Entertaining Government Officials

•	Employees may only offer “nominal” gifts under US$100 if the gift includes the Tronox logo.

•	Employees may occasionally entertain a government official only if the expenditure is less than US$100, is in good taste and cannot be perceived as a bribe, payoff or kickback.

Outside Activities and Corporate Opportunities

It is inappropriate to participate in outside business or personal activities that conflict with company interests. An employee owned business shall have no commercial relationships with Tronox without prior written approval of the General Counsel. This includes participation in any business venture that would improperly compete with the company or improperly benefit from a relationship with the company. Likewise, it is not appropriate to take personal advantage of business opportunities that could be made available to the company, except with the written approval of the General Counsel after the opportunity is first considered by and declined by the company. The interests of the company must be advanced when the opportunity to do so arises.

When there is doubt about whether a venture would improperly compete with the company or result from a corporate opportunity, the General Counsel or designee should be consulted.

Employees are encouraged to work with civic, charitable and professional groups. When participating in such activities, Employees should clarify that they are expressing their individual views and not the views of the company. Questions about potential conflicts of interest involving participation in civic, charitable and professional groups should be referred to a supervisor or the Legal Department.

Use of Company Assets

Company facilities, equipment, computer resources, materials and other assets exist for business purposes. It is understood that occasional incidental use of company assets for personal reasons may occur. Such incidental personal use of company assets should not interfere with or detract from the company’s business purposes or individual job performance. In addition, use of company information in a manner contrary to the company’s interests, whether or not the company suffers any direct loss, is considered a conflict of interest.

Loans and Guarantees

Loans by the company to Employees, or guarantees by the company of obligations of Employees that are incurred for personal reasons may present conflicts of interest if such loans or guarantees are made outside the ordinary course of the company’s business or for improper purposes. Such loans and guarantees are prohibited by law in the case of executive officers and directors.

Company Information

The confidentiality of information entrusted to Employees by the company or its customers must be protected. Any release of confidential company information to the public must be approved by and coordinated with the Communications Department.

Employee information, including references, may be released outside the company only by an authorized Human Resources or Legal Department representative.

Breaches of confidentiality should be reported to a supervisor, HR, or the Legal Department.

The duty to preserve confidential and proprietary information continues after a person no longer works for or is associated with the company. (Corporate Policies 30.01, 60.04, 90.02 and 90.08)

Fair Treatment

It is company policy that all Employees to deal fairly and honestly with customers, suppliers, competitors and other Employees. It is not appropriate to take unfair advantage of anyone through manipulation, concealment, improper use of privileged information, misrepresentation of material facts or any other unfair treatment. If you have reason to believe that a person is engaged in unfair treatment, contact a supervisor or the Legal Department. If that is not practicable, contact the Tronox Hotline. (Corporate Policy 10.02 and 10.03)

Protection and Proper Use of Company Assets

Company assets should be used effectively and efficiently and should be protected against theft, loss or misuse. Company assets include cash, land, buildings, equipment and inventory, as well as business plans, inventions, electronic data and company records.

Safety, Health and Environment

The safety and health of Employees, contractors, customers and the public and protection of the environment are priorities in all company activities. All Tronox personnel must take daily responsibility for a work environment that meets the company’s safety, health and environmental guidelines and complies with applicable laws, including all reporting requirements. Acts or threats of physical violence involving Tronox personnel, contract and temporary workers, or anyone else on Tronox property will not be tolerated. (Corporate Policies 40.04, 40.10, 50.01, 50.02, 50.03 and 50.04)

Drugs, Alcohol, Firearms and Other Prohibited Items

Drug and alcohol abuse can seriously jeopardize safety, health and job performance and may involve criminal conduct. Where appropriate and permitted by applicable local law, regulations, and labor and employment agreements, the company has adopted and will carry out drug and alcohol testing programs to help ensure a safe work environment. Firearms, explosives and other dangerous items and substances are strictly prohibited on Tronox property unless specifically authorized by the company. (Corporate Policies 40.04 and 50.02)

Diversity and Inclusion and Anti- Harassment/Workplace Violence

Respect for the dignity of each individual is the foundation of Tronox’s Equal Employment Opportunity Policy. The company recognizes and values the unique contributions a diverse workforce can make toward achieving Tronox’s business goals. All Tronox personnel must maintain a work environment free of discrimination, harassment, intimidation or coercion based on age, race, color, sex, religion, disability, national origin, veteran status, genetic information, or marital status. It is company policy to comply with the letter and spirit of equal opportunity and affirmative action laws and regulations. (Corporate Policy 40.01 and 40.10)

Electronic Information and Images

Company computer resources may not be used to access, initiate or display inappropriate or offensive materials that would tend to interfere with the company’s maintaining a workplace that is free of harassment based on age, race, color, sex, disability, national origin, veteran status, genetic information, or marital status. Software license agreements and copyright laws also control use of company assets. The Company may monitor use of company assets at such times as the Company reasonably believes to be necessary to protect the interests of the Company and its businesses, employees, customers, suppliers and other relations. (Corporate Policies 10.02, 30.01 and 40.01)

Social Media and Blogging

Tronox recognizes the growing importance of online social media networks as a communication tool and respects the right of Employees to use these mediums during their personal time. Use of these mediums during company time should be related to your work. Personal use of these mediums should take place during breaks or non-work hours. At no time should company equipment be used for social media activities that violate the company’s code of conduct (e.g., Anti- Harassment, Workplace Violence or Information Security.

Tronox takes no position on Employees’ decisions to participate in the use of social media networks. In general, Employees who participate in social media are free to publish their own personal information and opinions without censorship by Tronox. Employees must avoid, however, posting information that could place Tronox at competitive or legal compliance risk and must be mindful not to disclose confidential business information.

If an employee chooses to identify him or herself as a Tronox employee on any social media network, he or she must state in clear terms that the views expressed are the employee’s alone and that they do not reflect the views of Tronox. Employees are prohibited from acting as a spokesperson for Tronox or posting comments as a representative of the company. Employees are expected to comply with other policies of Tronox when participating in social media. (See Corporate Social Media Policy)

Honesty in Reporting

It is company policy that filings with the U.S. Securities and Exchange Commission and other public communications by the company contain information that is full, fair, accurate, complete, objective, timely and understandable. All Tronox personnel who supply information for these purposes must comply with this policy. (Corporate Policy no 90.02)

Business Expense Reporting

Tronox pays the cost of reasonable and necessary travel and other expenses incurred in the conduct of company business. All expense reports should be prepared properly and accurately and submitted on time. Supervisors are responsible for careful review of expense reports submitted for their approval. (Corporate Policy 10.06)

Political Contributions and Activities

It is Tronox policy not to make company contributions to political parties, committees, elected officials or candidates for office in federal, state or local elections, except where permitted by applicable law and with prior approval of the Chief Executive Officer or the Chief Executive Officer’s designee.

The company pays the operating expenses of the Tronox Political Action Committee (Tronox PAC). One of the purposes of the Tronox PAC is to disburse voluntary employee contributions to U.S. political parties or candidates whose views are consistent with the company’s interests.

Employees are encouraged to participate actively in the political process on their own time and at their own expense. (Corporate Policies 10.02 and 90.01)

International Political Activity

The company is committed to meeting high ethical standards in its worldwide operations and to conducting its business in a way that generates pride in persons associated with Tronox and respect from the world community.

Tronox bases its participation in international projects on business economics and technical expertise. Tronox’s international projects may require the company to participate in political activities in countries in which it has or desires to have operations. Such participation is permitted only when legal and only with prior approval of the Chief Executive Officer or designee. (Corporate Policies 10.02 and 90.01)

Violations of the Code of Business Conduct and Ethics

Violations of the Code of Business Conduct and Ethics are serious offenses that may result in disciplinary action, up to and including discharge.

Global Policies

Tronox publishes corporate policies that govern the management and conduct of company business. They apply to all Employees.

Following is a partial list of policies that address key legal and ethical issues. Copies of these and other corporate policies are available from supervisors and the Tronox intranet. (Failure to list a particular policy here should in no way be deemed to imply that it is not important, or that those listed here are more important.)

Policy No.	Title Content References

10.03	Tronox Hotline Guidelines for anonymous, confidential reports of violations of company policy and accounting and auditing concerns

10.06	Business Expenses Guidelines for reimbursable business-related expenses

10.08	Business Gifts and Entertainment

20.06	Internal Auditing Guidelines for the chief audit executive’s authority and responsibilities for internal audit functions

30.01	Information Security Guidelines and responsibility for protection and control of information assets

40.01	Diversity and Inclusion Compliance with all laws affecting equal employment opportunity

40.04	Job-Related Fitness and Health Company policy for promoting job-related fitness and a safe and healthful work environment

40.10	Anti Harassment and Workplace Violence Company policy strictly prohibiting workplace violence

50.01	Environmental Stewardship Guidelines for complying with environmental laws and regulations

50.02	Health Guidelines to protect the health of company employees

50.03	Safety Guidelines to ensure the safety of company employees

50.04	Product Safety Guidelines for protecting the safety of persons associated with the production, handling, transportation, sale and responsible use of company products

60.03	Compliance with Antitrust Laws Company policy regarding federal and state antitrust laws

60.04	Inventions and Proprietary Information Guidance for protecting the company’s interest in inventions and other confidential technical information

60.05	Compliance with Export Controls Compliance with all laws affecting export controls

60.07	Compliance with Anti-bribery Laws Compliance with anti-bribery laws

70.01	Purchasing and Materials Management Criteria for acquisition of goods and services

90.01	Government Relations Centralized coordination and control over governmental contacts and issues

90.02	External Release of Company Information Release of information regarding the company, its employees and its operations

90.07	Insider Trading Compliance with laws regarding the trading of company stock

90.08	Fair Disclosure of Material Nonpublic Information Guidelines for disclosure of material information about the company

Subject Index
Accounting and auditing	5
Affirmative action	9
Alcohol	9
Antibribery provision	6,7
Antitrust laws	6
Business expenses	10
Company information	8
Company property	9,10
Compliance with the law	2, 3, 5, 6
Computers	9,10
Confidential information	5,8,10
Conflict of interest	7,8
Discrimination	6,9
Drugs	9
Electronic information	9
Entertainment	7
Environment	9
Equal employment opportunity	9
Export compliance	6
Fair treatment	9
Firearms	9
Foreign Corrupt Practices Act	5
Gifts	7
Harassment	9
Health	9
Honesty in reporting	10
Hotline	3, 4
Inside information	5
Insider trading	5
International political activity	10,11
Intimidation	9
Loans	8
Offensive materials	9
Outside activities	8
Policies	12,13
Political Action Committee	10
Political contributions and activities	10,11
Price fixing	6
Proprietary information	8
Responsibility for the Code of Business Conduct and Ethics	4, 5
Safety	9
Social Media	10
Theft of company property	9
Tying arrangements	6
Use of company assets	8,9
Workplace violence	9

Tronox Code of Business Conduct and Ethics Acknowledgment

This is to acknowledge receipt and understanding of the Tronox Code of Business Conduct and Ethics, dated April 2013. I understand that any violations will be dealt with in terms of the Company’s disciplinary code.

Employee ID #
First and Last Name
(please print)
Signature
Date